

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

11 June 2003


03022889

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
11 June 2003 ASX Announcement & Media Release

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

11 June 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN, 10.71% (parts 1, 3 and 4), 11.25% (part 2)

Woodside Energy has announced the spudding of the Nickol-1 exploration well which is located in WA-1-P about 5.5 kilometres east of the Sage-1 oil discovery. The well is being drilled by Apache using the Ensco 56 rig. Whilst the Nickol-1 well is not within interests held by FAR, any success at the Nickol-1 location may impact favourably on a possible future development at Sage due to its close proximity.

EP 397 - OFFSHORE CARNARVON BASIN - 33.3% INTEREST

FAR has been advised by the Operator that preliminary final costs for the Banjo-1 well (including costs associated with Cyclone Inigo) are now to hand and are within the original pre well estimates. As such FAR will not be required to contribute beyond the original prepaid call for costs associated with the well.

Although good reservoir sandstones were encountered in the primary Mungaroo Formation objective of the Banjo well, no hydrocarbons were present at this level and FAR has elected to withdraw from the permit effective 13 June 2003.

GULF COAST OF USA

CLEAR BRANCH FIELD, JACKSON PARISH, NORTH LOUISIANA (FAR 9.375%)

FAR has been advised that a rig is currently being sourced for the Terry Ewing No 2 well which is scheduled to spud during June 2003. Hilcorp Energy Company, of Houston, Texas is the operator of the Clear Branch Field.

The No 2 well is a follow up to the Terry Ewing No 1 well which suffered formation damage while drilling and is currently producing approximately 200 thousand cubic feet of gas per day and holds the 640 acre lease around the well bore. FAR has a 9.375 percent interest in the No 1 well, associated production equipment and proposed No 2 well.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

HBJV WELLS NO.1-99, HARDEMAN COUNTY, TEXAS (FAR 19.26%)

FAR has agreed to a farmout proposal by two North American industry participants for the drilling of a Mississipian Chappel well on leases currently held by FAR in Hardeman County, Texas.

Under the proposal, which is subject to final documentation, FAR will be free carried through the drilling of up to two wells, the first of which must commence within 270 days. FAR will have the right to back in for 12.5% of its current lease interest once the farminees have recovered 25,000 barrels of oil if a vertical well is drilled or 40,000 barrels if a horizontal well is drilled.

The HBJV Wells No.1-99 well which holds the 80 acre lease is currently producing from the Palo Pinto formation and is specifically excluded from the proposed farmout.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au